May 18, 2016

VIA EDGAR AND E-MAIL

The United States Securities Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Erin E. Martin, Special Counsel
Eric Envall, Staff Attorney

Re:	Royal Bancshares, Inc.
Proxy Statement/Offering Circular on Form 1-A
File No. 024-10545

Dear Ms. Martin and Mr. Envall:

On behalf of Royal Bancshares, Inc. (the “Company”), I respectfully request that the qualification date of the proxy statement/offering circular (the “PS/OC”) on Form 1-A of the Company be accelerated and that the PS/OC be declared qualified May 19, 2016 at 3:00 p.m. Eastern Time, or as soon thereafter as is reasonably practicable.

In making this request, the Company acknowledges the following:

•	should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, to declare the filing qualified does not relieve the Company from its full responsibility for the adequacy and accuracy of disclosure in the filing; and

•	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Sincerely yours,

/s/ Stephen A. Baden
Stephen A. Baden